"EXEMPTION No. 82-3998"

# Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

03003166

03 JAN -2 AM 9:49

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

SUPPL

Date: 20.12.2002

## ORK – CB increases shareholding in Carlsberg Okocim, Poland

Carlsberg Breweries A/S acquires 9.9 per cent of the shares in Carlsberg Okocim S.A. from the German brewery Bitburger thus increasing its shareholding in Carlsberg Okocim to 71.47 per cent. The shares are acquired at a price of DKK 86 million.

The reason for the acquisition is that Carlsberg Breweries believes in growth of the Polish beer market and therefore wants to increase its shareholding in Carlsberg Okocim.

The acquisition will not influence the financial results for 2002.



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